Exhibit 19
MACY’S, INC.

INSIDER TRADING POLICY

General

In general, the law prohibits persons having a fiduciary duty to a publicly owned company, including directors, officers and employees, from trading in securities of the Company if they are in possession of material information that has not been publicly disclosed.

Accordingly, Company policy forbids its employees from using for personal advantage, or enabling others to use Inside Information. “Inside Information” is:

•material information about the Company that employees acquire during the course of their employment and
•which has not been publicly disclosed.

Trading in Company securities while in possession of Inside Information, or the disclosure of Inside Information to others for their use in such trading, is unethical and illegal, and subjects the employee using or disclosing the Inside Information to civil and criminal charges in addition to the prospect of discharge from employment. Therefore, the Company strictly forbids employees from trading in Company securities while in possession of Inside Information or otherwise using Inside Information for personal gain, and from disclosing Inside Information to outsiders (other than disclosure by authorized personnel to outsiders who need the Inside Information in the context of a professional or business relationship with the Company and who are obligated not to misuse the Inside Information), in either case whether intentionally or inadvertently. This restriction on trading does not apply to automatic transactions made under a trading plan adopted pursuant to Securities and Exchange Commission (SEC) Rule 10b5-1(c) and approved in writing by the Company (an “approved Rule 10b5-1 trading plan”).

Additionally, all employees in supervisory positions should be familiar with the Company’s policy on the use and disclosure of Inside Information and should immediately report any known or suspected deviation from such policy by supervised employees to the Chief Legal Officer.

“Material information” is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell Macy’s securities, and includes any information which would reasonably be expected to affect the price of the securities. Common examples of information that will frequently be regarded as material include:

•internal estimates or data regarding sales or earnings, particularly if they differ from market expectations;
•news of a pending or proposed major merger, acquisition or tender offer;
•news of a sale of significant assets or the disposition of a significant subsidiary; and
•changes in top management.

Either positive or negative information can be material.

As a matter of corporate policy, Macy’s encourages ownership of its securities by employees. Accordingly, an outright prohibition against trading in such securities by all Company personnel who may have access to Regional or Company-wide sales and other information in the ordinary course of their duties would not only be overly restrictive (since the information is not necessarily "material" in all instances) but contrary to legitimate corporate interests.

The following general guidelines are furnished in an effort to provide additional guidance in this area:

•Do not assume that there is no problem merely because you may be trading only a small number of shares - government agencies and private litigants have become increasingly active in challenging trading by corporate insiders on various theories, even when the amounts at issue are quite small (indeed the SEC has instituted several prosecutions where the total trading profits have been under $1,000).

•Before you effect any transaction in Macy’s securities (including, for example, stock option exercises, sell to cover taxes, open market purchases or sales, or changes in elections or reallocation of the Macy’s stock in your 401(k) plan account), ask yourself whether you know of any non-public information which, if disclosed, would likely have a significant impact on the market price for the Company's securities, recognizing that the correctness of your assessment may subsequently be judged by third parties with the benefit of hindsight. If you are unsure, contact the Chief Legal Officer, Macy’s compliance officer for its policy on trading in Company securities.

•By Company policy, employees may, with the exception noted below for certain classes of executives, trade in Macy’s securities at any time, provided they do not trade while in possession of material, non-public information about the Company. This restriction on trading does not apply to automatic transactions made under an approved Rule 10b5-1 trading plan.

•A special rule applies to the Company’s corporate Directors, corporate officers, functional or business unit principals, Consolidated Financial Report (Blue Book) preparers and recipients and those with whom any of the foregoing persons share material, nonpublic information about the Company. This group is referred to as “Insiders.”

Insiders may trade in Macy’s securities at any time, with advance clearance on trading by corporate Directors, functional and business unit principals and corporate officers from the Chief Legal Officer. Provided, however, that

•subject to the special rule below for the fourth quarter of each fiscal year, no trading by Insiders may occur during the blackout period commencing 14 days prior to the end of each fiscal quarter and ending after one full trading day has elapsed following the Company’s issuance of a press release announcing earnings for the previous quarter; and

•with respect to the fourth quarter of each fiscal year, no trading may occur during the blackout period commencing on the first day of the third fiscal month of that fourth quarter and ending after one full trading day has elapsed following the Company’s issuance of a press release announcing earnings for such fiscal quarter and year.

These blackout period rules do not apply to employees who are not Insiders. In all cases, however, trading in Macy’s securities is permitted only if the trader first determines that he or she does not possess Inside Information. Notwithstanding the above, employees may exercise stock options that are expiring during a blackout period so long as they pay the option exercise price with cash and do not sell the shares of common stock obtained through the stock option exercise during the blackout period.

In addition, these blackout period rules do not apply to automatic transactions made by an Insider under an approved Rule 10b5-1 trading plan. An Insider wishing to trade pursuant to an approved Rule 10b5-1 trading plan does not have to seek advance clearance before each trade under the approved Rule 10b5-1 trading plan takes place; however, the Insider must obtain Company approval of the proposed Rule 10b5-1 trading plan before it is adopted. The Insider must also continue to obtain advance clearance before making any transaction in Macy’s securities outside of the approved Rule 10b5-1 trading plan.

•Finally, while each person must necessarily make his or her own personal investment decision, it would be preferable for employees only to invest on a long-term basis. As a matter of Company policy, directors, executive officers and participants in the Company’s long-term incentive plan are prohibited from, and other employees should not, engage in transactions designed to hedge against the economic risks associated with an investment in Macy’s securities, such as puts, calls, short sales or options (other than stock options granted under the Company’s incentive plans), or pledging Macy’s securities as collateral for a loan. (Certain of these transactions are illegal if effected by directors or officers).

Information Received at Meetings of Functional and Business Unit Principals

The financial and other information which is disseminated at meetings of, or otherwise made available to, functional or business unit principals may include material, non-public information and should be disseminated to individuals within their organization on a need-to-know basis only. The functional and business unit principals should advise the individuals in their senior management group with whom they share such information (and to any additional individuals with whom they might share from time to time Company-wide earnings information and other sensitive Company-wide information) of the heightened insider trading sensitivity in respect of such information. Such individuals are deemed Insiders under the Company’s insider trading policy and, thus, are subject to the quarterly blackout periods relating to trading in Company securities, but advance clearance of trading by such individuals from the Chief Legal Officer is not required.

When the functional and business unit principals are advised by the Legal Department of the blackout periods during which they may not trade in Company securities, they will be asked to advise those individuals with whom they have shared Company-wide earnings and other sensitive Company information of such periods. Since the Legal Department is not aware of the identity of the senior managers at each functional or business unit with whom the principals share Company-wide earnings and other sensitive information, it is critical that the principals undertake the responsibility to advise the senior managers of the Company policy applicable to their trading in Company securities and advise them of upcoming blackout periods when the functional and business unit principals are advised of such periods.

Consolidated Financial Reports

Consolidated Financial Reports (a/k/a Blue Book) are disseminated on a monthly basis to functional or business unit principals, corporate officers and other selected individuals. The Consolidated Financial Reports contain significant financial information, including monthly earnings results, regarding the Company on a consolidated basis. The consolidated monthly earnings information remains non-public until the Company has issued quarterly and annual earnings information in quarterly and annual press releases.

Although individuals who prepare and who receive the Consolidated Financial Reports are subject to the blackout periods described above, advance clearance of trading by such individuals from the Chief Legal Officer is not required unless they are corporate Directors, functional or business unit principals or corporate officers. Such executives will be advised by the Legal Department of the blackout periods during which they may not trade in Company securities at the same time the functional and business unit principals are advised of the blackout periods.

Functional and business unit principals are requested to review on an ongoing basis the list of individuals in their organization who have access to the Consolidated Financial Reports on a monthly basis to confirm that each of the individuals on the list has an appropriate need to receive it. If the functional or business unit principals believe that any changes should be made to the list of recipients they should notify the Senior Director, Accounting Services.

An additional issue in this regard is the extent to which recipients of the Consolidated Financial Reports circulate the reports to others. Such circulation is prohibited, except in those cases where the person to whom the Consolidated Financial Reports is circulated has a bona fide need to receive it. In no event should access be furnished to any non-Company personnel (other than by authorized personnel to outsiders who need access in the context of a professional or business relationship with the Company and who are obligated not to misuse the Inside Information included in the Consolidated Financial Reports).

Functional or Business Unit Group Management Meetings

Certain functional groups or business units frequently conduct meetings of senior and/or middle management groups (e.g., Merchants Town Hall meetings) at which year-end Company-wide financial results or quarterly Company-wide financial results (depending on the time of the meeting) are discussed. Any individuals who receive such material information are subject to the same blackout periods that apply to Insiders. To avoid subjecting such executives to the blackout period, any such management meetings at which reports are made on such Company-wide financial results should take place following the release of quarterly or annual earnings information in quarterly and annual press releases. Annual and fourth quarter earnings are usually reported in a Company press release in late February or early March, and quarterly earnings for the first three quarters are usually reported in a Company press release about two to three weeks following the end of the quarter.

Summary

The Company’s insider trading policy is of critical importance to the Company and its employees. The penalties associated with insider trading violations under federal securities statutes are severe. In addition, any violations of the Company’s insider trading policy can tarnish an employee’s reputation and irreparably damage his or her career. Any questions in regard to the Company’s insider trading policy should be referred to the Company’s Legal Department, Chief Legal Officer.